Exhibit 99.2

Satyam Computer Services Limited

Regd Office: Mahindra Satyam Infocity, Unit - 12, Plot No. 35 & 36, Hi-tech City Layout,

Survey No. 64, Madhapur, Hyderabad — 500 081.

UNAUDITED STANDALONE FINANCIAL RESULTS

FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2011

		( Rs. In Lakhs)
Sl. No.	Particulars	Quarter ended September 30, 2011 Unaudited		Quarter ended June 30, 2011 Unaudited		Quarter ended September 30, 2010 Unaudited		Half Year ended September 30, 2011 Unaudited		Half Year ended September 30, 2010 Unaudited		Year ended March 31, 2011 Audited
1.	Income from Operations	147880		132939		115076		280819		230483		477612
2.	Expenditure
	Employee Cost	88840		84892		83888		173732		163473		329191
	Operating and Administration Expenses	36463		26729		24421		63192		48627		104161
	Depreciation	4163		3326		3794		7489		7855		14986
	Total	129466		114947		112103		244413		219955		448338
3.	Profit from Operations before Other Income, Interest & Exceptional Items (1-2)	18414		17992		2973		36406		10528		29274
4.	Other Income (Refer Note 10)	10265		9626		3629		19891		9998		28369
5.	Profit before Interest & Exceptional Items (3+4)	28679		27618		6602		56297		20526		57643
6.	Interest and Financing Charges	196		432		227		628		460		927
7.	Profit after Interest but before Exceptional Items (5-6)	28483		27186		6375		55669		20066		56716
8.	Exceptional Items (Refer Note 11)	—		—		840		—		1630		64107
9.	Profit/(Loss) before Tax (7-8)	28483		27186		5535		55669		18436		(7391)
10.	Tax Expense	5320		4170		2690		9490		5190		5370
11.	Profit/(Loss) after Tax (9-10)	23163		23016		2845		46179		13246		(12761)
12.	Paid-up Equity Share Capital (Face Value of Rs. 2/- per Share)	23535		23533		23528		23,535		23528		23531
13.	Reserves excluding Revaluation Reserves											192587
14.	Earnings Per Share (EPS) (Face Value of Rs. 2/- per Share) (After Exceptional Items)
	- Basic (in Rs.)	1.97	*	1.96	*	0.24	*	3.93	*	1.13	*	(1.08)
	- Diluted (in Rs.)	1.97	*	1.95	*	0.24	*	3.92	*	1.12	*	(1.08)

Sl. No.	Particulars	Quarter ended September 30, 2011 Unaudited	Quarter ended June 30, 2011 Unaudited	Quarter ended September 30, 2010 Unaudited	Half Year ended September 30, 2011 Unaudited	Half Year ended September 30, 2010 Unaudited	Year ended March 31, 2011 Audited
15.	Public Shareholding # - Number of Shares	587319677	564222092	543532139	587319677	543532139	562652327
	- Percentage of Shareholding	49.91	47.95	46.20	49.91	46.20	47.82
16	Promoters and Promoter Group Shareholding
	a) Pledged / Encumbered
	- Number of Shares
	- Percentage of Shares (as a % of the total shareholding of Promoter and Promoter Group)	—	—	—	—	—	—
	- Percentage of Shares (as a % of the total Share Capital of the Company)
	b) Non – encumbered - Number of Shares	501843740	501843740	501843740	501843740	501843740	501843740
	- Percentage of Shares (as a % of the total shareholding of Promoter and Promoter Group)	100	100	100	100	100	100
	- Percentage of Shares (as a % of the total Share Capital of the Company)	42.65	42.65	42.66	42.65	42.66	42.65

* Not annualised
# Public shareholding excludes underlying shares of American Depository Shares (ADS)

	- Number of Shares	87577440	110604486	131048992	87577440	131048992	112069686
	- Percentage of Shareholding	7.44	9.40	11.14	7.44	11.14	9.53

Notes to the unaudited standalone financial results for the quarter and half year ended September 30, 2011:

1.	UNAUDITED STANDALONE STATEMENT OF ASSETS AND LIABILITIES

		(Rs. In Lakhs)
Particulars	As at September 30, 2011 Unaudited	As at September 30, 2010 Unaudited
Shareholders’ Funds
(a) Capital	23535	23528
(b) Share Application Money Pending Allotment	1	28
(b) Reserves and Surplus	435848	439216

Loan Funds	2858	3411
SUB-TOTAL	462242	466183

Amounts Pending Investigation Suspense Account (Net) (Refer Note 7.1)	123040	123040

TOTAL	585282	589223

Fixed Assets	92812	83546
Investments	55402	57239
Current Assets, Loans and Advances
(a) Inventories (including Project Work-in-Progress)	4469	—
(b) Sundry Debtors	126049	102395
(c) Cash and Bank Balances	219383	243305
(d) Other Current Assets	45349	44165
(e) Loans and Advances	81146	40444

Less: Current Liabilities and Provisions
(a) Liabilities	130721	89002
(b) Provisions	108643	113075

Profit and Loss Account	200036	220206
SUB-TOTAL	585282	589223
Unexplained Differences Suspense Account (Net) (Refer Notes 6.2 and 12.1)	—	—
TOTAL	585282	589223

2.	The unaudited standalone financial results of the Company for the quarter and half year ended September 30, 2011 have been reviewed by the Audit Committee and were approved by the Board of Directors in its meeting held on November 10, 2011. The Statutory Auditors have carried out a limited review of these financial results.

3.	During the quarter ended September 30, 2011, the Company allotted 70539 Equity Shares, of Rs. 2 each, consequent to exercise of stock options by the Associates.

4.	Details of investor complaints for the quarter ended September 30, 2011:

Nature	Pending as at June 30, 2011	During the quarter		Pending as at September 30, 2011
		Received	Disposed off
Dividend related	—	11	11	—
Others	—	6	6	—
Total	—	17	17	—

5.	Status of American Depository Shares (ADSs)

Effective October 14, 2010, the Company’s American Depository Shares (ADSs) were delisted from the New York Stock Exchange (NYSE) but continued to trade on the over-the-counter (OTC) market in the United States.

Since May 2001, the Company’s equity shares underlying its American Depository Shares (ADSs) and the ADSs themselves have been registered with the SEC. The registration obligates the Company to file annual and other reports with the SEC. The Company has determined that it will not be able to become current in its SEC filing obligations and hence it expects the SEC to revoke the Company’s registration sometime in future. The revocation of registration, as and when it occurs, would prevent continued trading of the ADSs in US markets or by US persons, and in order to protect the interests of ADS holders, the Company determined to wind down the ADS program in an orderly fashion.

Accordingly, in August 2011 the Company entered into a supplemental agreement with the depository bank, Citibank, N.A., to terminate the Deposit Agreement. As a result of the termination, the ADS program is expected to be wound down by March 2012 in accordance with the supplemental Deposit Agreement. During the transition period the holders of ADSs will be able to surrender their ADSs in exchange for corresponding equity shares in the Company, subject to applicable regulatory restrictions of India, the US and jurisdictions where holders reside. After trading of ADSs has been terminated, the depository will arrange for the sale (on a commercially reasonable efforts basis) of the equity shares then held on deposit and will hold the net proceeds of such sale (after deduction of applicable fees, taxes and expenses), without liability for interest, in an unsegregated account for the pro rata benefit of holders of ADSs then outstanding.

The Company presently expects the SEC to revoke its registration under the Securities Exchange Act of 1934 after the transition period and related wind-down of the ADS facility described above is completed. This time period assumes that no third party, such as the SEC, acts to reduce this transition period.

The Company’s equity shares will continue to trade in India on the Bombay Stock Exchange and the National Stock Exchange.

6.	Financial irregularities

6.1	On January 7, 2009, in a communication (‘the letter’) addressed to the then-existing Board of Directors of the Company and copied to the Stock Exchanges and Chairman of Securities and Exchange Board of India (“SEBI”), the then Chairman of the Company, Mr. B. Ramalinga Raju (‘the erstwhile Chairman’) admitted that the Company’s Balance Sheet as at September 30, 2008 carried inflated cash and bank balances, non-existent accrued interest, understated liability and overstated debtors position. Consequently, various regulators have initiated their investigations and legal proceedings, which are ongoing.

As per the assessment of the Management, based on the forensic investigation carried out and the information available, all identified/required adjustments/disclosures arising from the financial irregularities were made in the financial statements as at March 31, 2009. The Company has not received any further information which requires adjustments to the financial results.

The Management is of the view that since matters relating to several of the financial irregularities are sub judice and various investigations/proceedings are ongoing, any further adjustments/disclosures to the financial results, if required, would be made in the financial results of the Company as and when the outcome of the above uncertainties is known and the consequential adjustments/disclosures are identified.

6.2	The Company, based on the forensic investigation, accounted Rs.113932 Lakhs (net debit) under “Unexplained Differences Suspense Account (Net)” during FY 2008-09 due to non-availability of complete information and the same was fully provided for in that year on grounds of prudence. The Company has not received any further information which requires adjustments to the financial results.

7.	Commitments and contingencies (Updates since the previous announcement made under Clause 41)

7.1	Alleged advances

The erstwhile Chairman in his letter dated January 7, 2009, stated that the Balance Sheet as of September 30, 2008 carried an understated liability of Rs. 123040 Lakhs on account of funds arranged by him. On January 8, 2009, the Company received letters from thirty seven companies requesting confirmation by way of acknowledgement of the alleged amounts referred to as ‘alleged advances’. These letters were followed by legal notices from these companies dated August 4/5, 2009, claiming repayment of Rs. 123040 Lakhs allegedly given as temporary advances. The legal notices also claim damages/ compensation @18% per annum from date of advance till date of repayment. The Company has not acknowledged any liability to any of the thirty seven companies and has replied to the legal notices stating that the claims are legally untenable.

The Directorate of Enforcement (ED) is investigating the matter under the Prevention of Money Laundering Act, 2002 and directed the Company to furnish details with regard to the alleged advances and has further directed the Company not to return the alleged advances until further instructions from the ED.

The thirty seven companies have filed recovery claims before the City Civil Court, Secunderabad against the Company that are currently pending disposal and in five of these cases, the Company has obtained interim stay orders from the Hon’ble High Court of Andhra Pradesh.

The amount of alleged advances aggregating to Rs. 123040 Lakhs (As at September 30, 2010 - Rs. 123040 Lakhs) has been presented separately in the Balance Sheet under ‘Amounts Pending Investigation Suspense Account (Net)’. The Company is contesting the claims for recovery filed as indigent petitions/suits by these companies. Since the matter is sub judice and the investigation by various Government Agencies is in progress and having regard to all the related developments, the Management at this point of time, is not in a position to predict the ultimate outcome of the legal proceedings.

7.2	Claims from Upaid Systems Limited (Upaid)

In connection with the lawsuit filed by Upaid in the United States District Court for the Eastern District of Texas (the “Texas Action”), the Company deposited USD 70 Million (equivalent to Rs. 32739 Lakhs) during FY2009-10 into an escrow account pursuant to the Settlement Agreement.

Subsequently, the Company obtained a favourable binding judgement from the Supreme Court of the State of New York, USA declaring that Upaid was solely responsible for any tax liability under Indian law in respect of the settlement amount. Upaid had filed an application before the Authority for Advance Rulings (“AAR”) seeking a binding advance ruling under the Income Tax Act, 1961 (IT Act) regarding taxability of the above mentioned payment, which ruling was pronounced in October 2011. As of date, there has been no drawdown from the escrow account and the Texas Action continues to remain adjourned.

7.3	Aberdeen action (USA)

On November 13, 2009, a trustee of two trusts that are assignees of the claims of twenty investors who had invested in the Company’s ADS and common stock, filed a complaint against the Company, its former auditors and others (the “Action”) on grounds substantially similar to those contained in the Class Action Complaint (Refer Note 8). The Action, which has been brought as an individual action, alleges that the losses suffered by the twenty investors is over USD 68 Million. The Action has been transferred to the Court in the Southern District of New York for pre-trial consolidation with the Class Action Complaint.

On February 18, 2011, an amended complaint was filed in the Action (“Aberdeen Amended Complaint”). The Aberdeen Amended Complaint makes substantially the same allegations and asserted the same claims against the Company as the original complaint in the Action. In light of this amended complaint, the Court denied the then-pending motions to dismiss the original complaint in the Action as moot. On May 3, 2011, the Company and other defendants moved to dismiss the Aberdeen Amended Complaint on various grounds.

Based on the legal advice obtained by the Company, the Company is contesting the above lawsuit, the outcome of which is not determinable at this stage.

7.4	Aberdeen notice (UK)

Aberdeen Asset Management PLC (“AAM”) and up to seventeen non-US funds (together, “Aberdeen Funds”) which had invested in the Company’s common stock and ADSs have given notice of potential proceedings against the Company (the “Aberdeen Notice”) before a number of possible Courts, including the Commercial Court in London, UK and/or the Courts of Luxembourg, on grounds substantially similar to those contained in the Aberdeen Action currently pending in the United States, discussed in Note 7.3. The Aberdeen Funds are alleged to have sustained losses of around USD 283 Million. AAM has also stated that the claims of certain additional unspecified funds that are managed by AAM subsidiaries and that invested in the Company’s stock may be brought against the Company in the England. The Company has appropriately responded to the Aberdeen Notice reserving its position and seeking further information regarding the allegations made therein.

As on date, the Company is neither aware of any proceeding having been issued in any Court by the Aberdeen Funds pursuant to the Aberdeen Notice nor whether such proceedings would ultimately be filed or not. The Company would defend itself appropriately against any claims that may ultimately be filed.

7.5	Income tax matters

7.5.1.	Petition before Central Board of Direct Taxes (CBDT)

The Company had filed various petitions before CBDT requesting for stay of demands for Financial Years (FY) 2002-03 to FY 2007-08 till the correct quantification of income and taxes payable is done for the respective years. The CBDT vide its order dated March 10, 2011 rejected the Company’s petition.

The Company filed a Special Leave Petition before the Hon’ble Supreme Court on April 5, 2011 which by its order dated April 15, 2011 directed the Company to file a comprehensive petition/representation before CBDT giving all requisite details/particulars in support of its case for re-quantification/re-assessment of income for FY 2002-03 to 2007-08 and to submit a Bank Guarantee (BG) for Rs. 61700 Lakhs. Pursuant to the direction by the Hon’ble Supreme Court, the Company submitted the aforesaid BG on April 21, 2011 and also filed a comprehensive petition before the CBDT on April 28, 2011.

The CBDT vide its order July 11, 2011 disposed off the Company’s petition dated April 28, 2011 directing it to make its submissions before the Assessing Officer in course of the ongoing proceedings for the FY 2002-03 to 2007-08. Further, keeping in view that the assessment / reassessment proceedings as well as other proceedings for various years were under consideration, the CBDT directed the Income Tax Department not to encash the BG furnished by the Company till December 31, 2011. Aggrieved by CBDT’s Order dated July 11, 2011, the Company has filed a Writ Petition before the Hon’ble High Court of Andhra Pradesh on August 16, 2011, which is pending disposal.

7.5.2.	Appointment of Special Auditor and re-assessment proceedings (FY 2001-02 and FY 2006-07)

For the FY 2001-02 and FY 2006-07, the Assessing Officer had commissioned a special audit which has been challenged by the Company on its validity and terms vide writ petitions filed before the Hon’ble High Court of Andhra Pradesh (the “A.P. High Court”). The said petitions are pending disposal.

The Company has also filed writ petitions for the above assessment years seeking extension of time for the completion of the assessments that has been dismissed by the A. P. High Court.

In August, 2011, the Additional Commissioner of Income Tax, has issued the Draft of Proposed Assessment Orders accompanied with the Draft Notice of demand amounting to Rs. 79603 lakhs and Rs. 107573 lakhs for FY 2001-02 and FY 2006-07, respectively, proposing variations to the total income, including variations on account of Transfer Pricing adjustments. The Company has filed its objections to the Draft of Proposed Assessment Orders of the aforesaid years on September 14, 2011 with the Hon’ble Dispute Resolution Panel, Hyderabad, which is pending disposal.

7.5.3.	Provision for tax

The Company is carrying a total amount of Rs. 42525 Lakhs (net of payments) [As at September 30, 2010: Rs. 42300 Lakhs (net of payments)] towards provision for taxation. Considering the effects of financial irregularities, status of disputed tax demands and the appeals / claims pending before the various authorities, the consequent significant uncertainties regarding the outcome of these matters and the significant uncertainties in determining the tax liability, the Company has been professionally advised that it is not appropriate to make adjustments to the provisions pertaining to prior years at this stage.

8.	Class action complaint

Subsequent to the letter by the erstwhile Chairman (Refer Note 6), a number of persons claiming to have purchased the Company’s securities filed class action lawsuits against the Company, its former auditors and others in various courts in the USA alleging violations of the United States federal securities laws. The lawsuits were consolidated into a single action (the “Class Action”) in the United States District Court for the Southern District of New York (the “USDC”). The Class Action Complaint seeks monetary damages to compensate the Class Members for their alleged losses arising out of their investment in the Company’s common stock and ADS during the Class Period.

On February 16, 2011, the Company entered into a Stipulation and Agreement of Settlement (the “Settlement Agreement”) with the Lead Plaintiffs representing the Class to settle the Class Action. Under the Settlement Agreement, the Company has agreed to pay to the Class as consideration, USD 125 Million, subject to the determination of the AAR, and 25% of any net recovery that the Company may in the future obtain against any of the former auditors.

In accordance with the terms of the Settlement Agreement, the Company deposited USD 125 Million (equivalent to Rs. 55570 Lakhs) into the Initial Escrow Account as of April 27, 2011.

The Settlement Agreement was granted preliminary approval by the USDC on March 21, 2011, and was granted final approval by the USDC on September 13, 2011 (the “Final Order and Judgement”). The settlement shall become effective pursuant to its terms and in exchange for the settlement consideration, the Lead Plaintiffs and the members of the Class who do not opt-out of the Class, would release, among other things, their claims against the Company.

9.	Hedge accounting

Hitherto, forward contracts in the nature of derivatives which were used to hedge the Company’s risks associated with foreign currency fluctuations relating to certain firm commitments and forecast transactions were marked to market as at the Balance Sheet date and provision for losses, if any, was dealt with in the Profit and Loss Account. Unrealised gains, if any, on such derivatives were not recognised in the Profit and Loss Account.

With effect from April 1, 2011, the Company has applied the hedge accounting principles set out in Accounting Standard 30 “Financial Instruments: Recognition and Measurement” (AS 30) in respect of such forward exchange contracts used to hedge its risks associated with foreign currency fluctuations relating to certain firm commitments and highly probable forecast transactions. Accordingly, in respect of all such contracts outstanding as on September 30, 2011, that were designated and effective as hedges of future cash flows, loss aggregating Rs. 2712 Lakhs (Net) has been recognized directly in the Hedging Reserve Account.

Consequent to the above change, loss amounting to Rs. 2494 Lakhs for the quarter ended September 30, 2011 (Rs. 2889 Lakhs for the half year ended September 30, 2011), which would have been recognized in the Profit and Loss Account had the Company followed its earlier policy of providing for the losses on such outstanding forward contracts in the nature of derivatives which were marked to market, has not been recognised in the Profit and Loss Account for the quarter and half year ended September 30, 2011.

10.	Other income includes:

	(Rs. In Lakhs)
Particulars	Quarter ended September 30, 2011 Unaudited	Quarter ended June 30, 2011 Unaudited	Quarter ended September 30, 2010 Unaudited	Half Year ended September 30, 2011 Unaudited	Half Year ended September 30, 2010 Unaudited	Year ended March 31, 2011 Audited
Gain / (Loss) on Exchange Fluctuations (Net)	3806	2197	(289)	6003	2255	5110

11.	Exceptional items

The exceptional items (expenditure) are stated as under:

	(Rs. In Lakhs)
Particulars	Quarter ended September 30, 2011 Unaudited	Quarter ended June 30, 2011 Unaudited	Quarter ended September 30, 2010 Unaudited	Half Year ended September 30, 2011 Unaudited	Half Year ended September 30, 2010 Unaudited	Year ended March 31, 2011 Audited
Expenses related to forensic investigation and litigation support	—	—	840	—	1,630	2004
Class action settlement consideration	—	—	—	—	—	56900
Provision for impairment losses in subsidiaries	—	—	—	—	—	5203
Total	—	—	840	—	1,630	64107

12.	Reconciliations

12.1	Financial systems

With respect to some of the key business processes, the Company uses various sub-systems, the output from which is being used for accounting in the financial package maintained by the Company. Within the financial package, there are also sub-ledgers and the general ledger (the sub-systems, the sub-ledgers and the general ledger are hereinafter collectively referred to as “the Financial Systems”).

As at September 30, 2011, differences of the past periods upto April 1, 2010 pertaining to payroll and vendors have been reconciled / adjusted and the outstanding differences primarily relate to sundry debtors, consequently Rs. 132 Lakhs (As at September 30, 2010 - Rs. 467 Lakhs) [comprising of Rs. 4268 Lakhs of gross debits (As at September 30, 2010- Rs. 5152 Lakhs) and Rs. 4136 Lakhs of gross credits (As at September 30, 2010 - Rs. 4685 Lakhs)] are being carried forward pending reconciliation under “Unexplained Differences Suspense Account (Net)”, with the corresponding full provision for the net difference made in the earlier years.

The Management is of the view that there would be no material impact on the financial results, arising out of the above reconciliations.

12.2	Unapplied receipts and provision for doubtful debts

In addition to the above reconciliation process, unapplied receipts amounting to Rs. 24305 Lakhs as at September 30, 2011 (As at September 30, 2010: Rs. 44908 Lakhs) [including Rs. 8767 Lakhs pertaining to periods prior to March 31, 2011 (As at September 30, 2010: Rs. 21356 Lakhs pertaining to periods prior to March 31, 2010)], would also require to be applied to the corresponding debtors. The unapplied receipts have been adjusted against sundry debtors to the extent of information available subsequent to the period end and provisioning for doubtful debts has been done based on the Management’s assessment and judgement. The Management believes that there would be no material impact on the financial results in this regard.

13.	Segment Reporting

Segment information has been presented in the Unaudited Consolidated Financial Results for the quarter and half year ended September 30, 2011 as permitted by Accounting Standard (AS 17) on Segment Reporting as notified under Companies (Accounting Standards) Rules, 2006.

14.	Qualifications in the limited review report

The qualifications made by the Auditors in their limited review report for the quarter ended September 30, 2011 are set out as under. These qualifications were also made in the Auditors’ Report for the year ended March 31, 2011 and in their limited review report for the quarter ended June 30, 2011.

14.1	Inability to comment on any adjustments/disclosures which may become necessary as a result of further findings of the ongoing investigations/proceedings by the regulatory authorities and the consequent impact, if any, on the financial results.

14.2	Inability to comment on the accounting treatment/disclosure of the unexplained amounts aggregating Rs. 113932 Lakhs accounted under “Unexplained Differences Suspense Account (Net)” which was fully provided in the financial results for the year ended March 31, 2009.

14.3	Inability to determine whether any adjustments/disclosure will be required in respect of the alleged advances amounting to Rs. 123040 Lakhs (net) and in respect of the non-accounting of any damages / compensation / interest in the financial results.

14.4	Inability to comment on the consequential impact, if any, in relation to a lawsuit (the “Aberdeen Action”, USA) filed by certain investors in United States of America, the outcome of which is not determinable at this stage.

14.5	Inability to determine the impact, if any, in respect of amounts primarily relating to sundry debtors carried forward from prior years and remaining unexplained with respect to the sub-systems and sub-ledgers and the general ledger due to non-availability of all the required information and adjustment of unapplied receipts against sundry debtors done to the extent of the information available subsequent to the period end and provisioning for doubtful debts based on Management’s assessment and judgement.

14.6	Inability to comment on the adequacy or otherwise of the provision for taxation pertaining to prior years and consequential impact, if any, due to uncertainties regarding the outcome of tax disputes and tax demands pending before various authorities.

15.	Responses to Auditors’ qualifications

15.1	With regard to the Auditors’ qualification in Note 14.1 above, refer to assessment of the Management in Note 6.1.

15.2	With regard to the Auditors’ qualification in Note 14.2 above, refer to Note 6.2 which specifies the nature, amount and accounting treatment for the same.

15.3	With regard to the Auditors’ qualification in Note 14.3 above, refer Note 7.1 for details.

15.4	With regard to the Auditors’ qualification in Note 14.4 above, based on legal advice, the Company is contesting the above lawsuit, the outcome of which is not determinable at this stage. Also refer to Note 7.3.

15.5	With regard to the Auditors’ qualification in Note 14.5 above, refer Note 12 for details.

15.6	With regard to the Auditors’ qualification in Note 14.6, refer Note 7.5 for details.

16.	Previous period figures

Previous period figures have been regrouped, wherever necessary.

For and on behalf of the Board of Directors

Place: Hyderabad	Vineet Nayyar
Date: November 10, 2011	Chairman

Chartered Accountants
1-8-384 & 385,
3rd Floor, Gowra Grand,
S.P. Road, Begumpet,
Secunderabad-500 003.
INDIA
Tel :+91 (040) 4031 2600
Fax :+91 (040) 4031 2714

AUDITORS’ REPORT TO

THE BOARD OF DIRECTORS OF

SATYAM COMPUTER SERVICES LIMITED

Report on the Financial Results

1.	We have reviewed the accompanying Unaudited Standalone Financial Results of SATYAM COMPUTER SERVICES LIMITED (“the Company”) for the quarter and half year ended September 30, 2011 (“the Statement”).

Management’s Responsibility for the Financial Results

2.	The Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

Auditors’ Responsibility

3.	Subject to the matters discussed in this report, we conducted our review of the Statement in accordance with the Standard on Review Engagement (SRE) 2410 “Review of Interim Financial Information Performed by Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatements. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Basis for Conclusion

4.	In respect of the financial irregularities relating to prior years identified consequent to the letter of the erstwhile Chairman (Refer Note 6.1 of the Statement):

a.	Various regulators initiated their investigations and legal proceedings, which are ongoing.

b.	The forensic accountants had expressed certain reservations and limitations in their investigation process.

c.	The Management is of the view that since matters relating to several of the financial irregularities are sub judice and various investigations/proceedings are ongoing, any further adjustments/disclosures to the financial statements, if required, would be made in the financial statements of the Company as and when the outcome of the above uncertainties is known and the consequential adjustments/disclosures are identified.

In view of the above, we are unable to comment on the adjustments/disclosures which may become necessary as a result of further findings of the ongoing investigations/proceedings and the consequential impact, if any, on the Statement.

5.	The Company had, based on the forensic investigation, accounted for the differences aggregating 113932 Lakhs (net debit) as at March 31, 2009 under “Unexplained Differences Suspense Account (Net)” in the Balance Sheet due to non-availability of complete information. This net debit amount had been fully provided for on grounds of prudence in the financial statements for the year ended March 31, 2009 (Refer Note 6.2 of the Statement).

In the absence of complete / required information, we are unable to comment on the accounting treatment/disclosure of the aforesaid unexplained amounts accounted under “Unexplained Differences Suspense Account (Net)” and the consequential impact, if any, on the Statement.

6.	The alleged advances amounting to 123040 Lakhs (net) relating to prior years as claimed by various companies have been presented separately under “Amounts Pending Investigation Suspense Account (Net)” in the Balance Sheet (Refer Note 7.1 of the Statement).

The Management has represented that since the matter is sub judice and the investigations by various Government agencies are in progress, the Management, at this point of time, is not in a position to predict the ultimate outcome of the legal proceedings.

In view of the above, we are unable to determine whether any adjustments/disclosures will be required in respect of the aforesaid alleged advances and in respect of the non-accounting of any damages / compensation / interest in the Statement.

7.	A trustee of two trusts that are assignees of the claims of twenty investors who had invested in the Company’s ADS and common stock filed a lawsuit (the “Aberdeen Action”) in the Court in United States of America (USA) in the year ended March 31, 2010 which was amended during the previous year (Refer Note 7.3 of the Statement). Based on the legal advice obtained by the Company, the Company is contesting the above lawsuit.

Since the matter is sub judice, the outcome is not determinable at this stage, and hence, we are unable to comment on the consequential impact, if any, on the Statement.

8.	Attention is invited to the following matters:

a.	Certain reconciliations between the sub-systems/sub-ledgers and the general ledger could not be performed completely due to non-availability of the required information. The Company has identified certain amounts carried forward from prior years aggregating 132 Lakhs (net debit) as at September 30, 2011 (As at September 30, 2010: 467 Lakhs (net debit)), comprising of 4268 Lakhs (gross debits) (As at September 30, 2010: 5152 Lakhs) and 4136 Lakhs (gross credits) (As at September 30, 2010: 4685 Lakhs) appearing in the general ledger, for which complete details are not available. Hence, these amounts have been accounted under “Unexplained Differences Suspense Account (Net)” in the Balance Sheet and the Management has retained the provision made in the prior years for the unexplained net debit amount of 132 Lakhs as at September 30, 2011 (As at September 30, 2010: 467 Lakhs) on grounds of prudence. Further, there are certain differences in data between inter-connected sub-systems, ultimately interfaced to the general ledger, for which complete details are not available. The aforesaid differences which primarily relate to sundry debtors as at September 30, 2011 continue to exist and the reconciliations are in progress (Refer Note 12.1 of the Statement).

b.	Adjustment of unapplied receipts against sundry debtors amounting to 24305 Lakhs as at September 30, 2011 (As at September 30, 2010: 44908 Lakhs) [including 8767 Lakhs pertaining to periods prior to March 31, 2011 (As at September 30, 2010: 21356 Lakhs pertaining to periods prior to March 31, 2010)] has been done to the extent of the information available subsequent to the period end and provisioning for doubtful debts has been done based on the Management’s assessment and judgement (Refer Note 12.2 of the Statement).

In the absence of the required information, we are unable to determine the impact, if any, of the above matters on the Statement.

9.	The Company is carrying a total amount of 42525 Lakhs (net of payments) as at September 30, 2011 (As at September 30, 2010: 42300 Lakhs) towards provision for taxation. Considering the effects of financial irregularities, status of disputed tax demands, appeals / claims pending before the various authorities, the consequent significant uncertainties regarding the outcome of these matters and the significant uncertainties in determining the tax liability, the Company has been professionally advised that it is not appropriate to make adjustments to the tax provisions pertaining to prior years at this stage (Refer Note 7.5.3 of the Statement).

In view of the above, we are unable to comment on the adequacy or otherwise of the provision for taxation pertaining to prior years and the consequential impact, if any, on the Statement.

10.	We invite attention to the following matters relating to claims and contingencies which continue to exist as at September 30, 2011:

a.	A settlement amount of 32739 Lakhs (equivalent to USD 70 Million) was deposited into the escrow account payable to Upaid Systems Limited (Refer Note 7.2 of the Statement).

b.	There are various demands/disputes raised in respect of the past years by the indirect tax authorities in India 12192 Lakhs (including penalty and interest)) and the tax authorities in overseas jurisdictions 2992 Lakhs (including penalty and interest)).

The provision for contingencies as at September 30, 2011, in the opinion of the Management, is adequate to cover any probable losses in respect of the above litigations and claims.

11.	We invite attention to the following regulatory non-compliances/breaches observed in the prior years:

a.	Various non-compliances with the provisions of the Companies Act, 1956 and certain non-compliances with the guidelines issued by the Securities Exchange Board of India with respect to allotment of stock options to the employees.

b.	Certain non-compliances with the provisions of the Foreign Exchange Management Act, 1999.

c.	Certain non-compliances with the provisions of the Income Tax Act, 1961.

d.	Delay in filing of tax returns in overseas jurisdictions.

The possible impact of the aforesaid non-compliances and breaches in the event the Company’s condonation requests, where filed/applicable, are not granted has not been determined or recognised in the Statement.

12.	We invite attention to Note 7.4 of the Statement relating to notice of potential proceedings against the Company (the “Aberdeen Notice”) before a number of possible Courts, including the Commercial Court in London, UK and/or the Courts of Luxembourg, on grounds substantially similar to those contained in the Aberdeen Action currently pending in the United States.

Conclusion

13.	Further to our comments in paragraphs 10 to 12, based on our review of the Statement conducted as stated in paragraph 3 above, with the exception of the matters described in paragraphs 4 to 9 above, the consequential impact of which is not quantifiable, nothing has come to our attention that causes us to believe that the Statement, prepared in accordance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956 and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the stock exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

Other Reporting Requirements

14.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoters and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to undisputed investor complaints from the details furnished by the Company.

For DELOITTE HASKINS & SELLS

Chartered Accountants

(Registration No: 008072S)

/s/ K. Sai Ram

K. Sai Ram

Partner

(Membership No. 022360)

HYDERABAD, November 10, 2011

Satyam Computer Services Limited

Regd Office: Mahindra Satyam Infocity, Unit - 12, Plot No. 35 & 36, Hi-tech City Layout,

Survey No. 64, Madhapur, Hyderabad — 500 081.

UNAUDITED CONSOLIDATED FINANCIAL RESULTS

FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2011

( Rs. In Lakhs)

Sl. No.	Particulars	Quarter ended September 30, 2011 Unaudited		Quarter ended June 30, 2011 Unaudited		Quarter ended September 30, 2010 Unaudited		Half Year ended September 30, 2011 Unaudited		Half Year ended September 30, 2010 Unaudited		Year ended March 31, 2011 Audited
1.	Income from Operations	157771		143393		124240		301164		249040		514506

2.	Expenditure
	Employee Cost	96202		93014		91364		189216		178128		359427
	Operating and Administration Expenses	37399		29117		25915		66516		50803		108775
	Depreciation	3961		3803		4293		7764		10233		18470
	Total	137562		125934		121572		263496		239164		486672
3.	Profit from Operations before Other Income, Interest & Exceptional Items (1-2)	20209		17459		2668		37668		9876		27834
4.	Other Income – (Refer Note 11)	9674		9822		3519		19496		9835		28634
5.	Profit before Interest & Exceptional Items (3+4)	29883		27281		6187		57164		19711		56468
6.	Interest and Financing Charges	204		453		246		657		496		970
7.	Profit after Interest but before Exceptional Items (5-6)	29679		26828		5941		56507		19215		55498
8.	Exceptional Items - (Refer Note 12)	—		—		840		—		1630		64107
9.	Profit/ (Loss) before Tax (7-8)	29679		26828		5101		56507		17585		(8609)
10.	Tax Expense	5784		4255		2702		10039		5344		5787
11.	Profit/ (Loss) after Tax before Minority Interest (9-10)	23895		22573		2399		46468		12241		(14396)
12.	Minority Interest	71		55		68		126		157		327
13.	Profit/ (Loss) after Tax (11-12)	23824		22518		2331		46342		12084		(14723)
14.	Paid-up Equity Share Capital (Face Value of Rs. 2/- per Share)	23535		23533		23528		23535		23528		23531
15.	Reserves excluding Revaluation Reserves											148954
16.	Earnings Per Share (EPS) (Face Value of Rs. 2/- per Share) (After Exceptional Items)
	- Basic (in Rs. )	2.02	*	1.91	*	0.20	*	3.93	*	1.03	*	(1.25)
	- Diluted (in Rs. )	2.02	*	1.91	*	0.20	*	3.93	*	1.03	*	(1.25)

Sl. No.	Particulars	Quarter ended September 30, 2011 Unaudited	Quarter ended June 30, 2011 Unaudited	Quarter ended September 30, 2010 Unaudited	Half Year ended September 30, 2011 Unaudited	Half Year ended September 30, 2010 Unaudited	Year ended March 31, 2011 Audited
17.	Public Shareholding # - Number of Shares	587319677	564222092	543532139	587319677	543532139	562652327
	- Percentage of Shareholding	49.91	47.95	46.20	49.91	46.20	47.82
18	Promoters and Promoter Group Shareholding
	a) Pledged / Encumbered
	- Number of Shares
	- Percentage of Shares (as a % of the total shareholding of Promoter and Promoter Group)	—	—	—			—
	- Percentage of Shares (as a % of the total Share Capital of the Company)
	b) Non – encumbered
	- Number of Shares	501843740	501843740	501843740	501843740	501843740	501843740
	- Percentage of Shares (as a % of the total shareholding of Promoter and Promoter Group)	100	100	100	100	100	100
	- Percentage of Shares (as a % of the total Share Capital of the Company)	42.65	42.65	42.66	42.65	42.66	42.65

* Not annualised

#	- Public shareholding excludes underlying shares of American Depository Shares (ADS)

	- Number of Shares	87577440	110604486	131048992	87577440	131048992	112069686
	- Percentage of Shareholding	7.44	9.40	11.14	7.44	11.14	9.53

UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2011

(Rs. In Lakhs)

Sl. No.	Particulars	Quarter ended September 30, 2011 Unaudited	Quarter ended June 30, 2011 Unaudited	Quarter ended September 30, 2010 Unaudited	Half Year ended September 30, 2011 Unaudited	Half Year ended September 30, 2010 Unaudited	Year ended March 31, 2011 Audited
1.	Income from Operations	147880	132939	115076	280819	230483	477612
2.	Profit before Tax and Exceptional Items	28483	27186	6375	55669	20066	56716
3.	Profit/(Loss) before Tax	28483	27186	5535	55669	18436	(7391)
4.	Profit/(Loss) after Tax	23163	23016	2845	46179	13246	(12761)

Notes to the unaudited consolidated financial results for the quarter and half year ended September 30, 2011:

1.	UNAUDITED CONSOLIDATED STATEMENT OF ASSETS AND LIABILITIES

	(Rs. In Lakhs)
Particulars	As at September 30, 2011 Unaudited	As at September 30, 2010 Unaudited
Shareholders’ Funds
(a) Capital	23535	23528
(b) Share Application Money Pending Allotment	1	27
(b) Reserves and Surplus	435891	438681
Minority Interest	2467	2174
Loan Funds	2862	3424
Deferred Tax Liability	258	509
SUB-TOTAL	465014	468343

Amounts Pending Investigation Suspense Account (Net) (Refer Note 8.1)	123040	123040
TOTAL	588054	591383

Fixed Assets	98215	90705
Investments	41534	46863
Deferred Tax Asset	702	774

Current Assets, Loans and Advances
(a) Inventories (including Project Work-in-Progress)	4471	2
(b) Sundry Debtors	134989	109186
(c) Cash and Bank Balances	233404	252734
(d) Other Current Assets	47297	46116
(e) Loans and Advances	81835	40210

Less: Current Liabilities and Provisions
(a) Liabilities	137635	95385
(b) Provisions	169323	162648

Profit and Loss Account	252565	262826
SUB-TOTAL	588054	591383
Unexplained Differences Suspense Account (Net) (Refer Notes 7.2 and 13.1)	—	—
TOTAL	588054	591383

2.	The unaudited consolidated financial results of the Company for the quarter and half year ended September 30, 2011 have been reviewed by the Audit Committee and were approved by the Board of Directors in its meeting held on November 10, 2011. The Statutory Auditors have carried out a limited review of these financial results.

3.	Consolidation

3.1	The unaudited consolidated financial results of Satyam Computer Services Limited (the Company) and its domestic and foreign subsidiaries for the quarter and half year ended September 30, 2011 have been prepared in accordance with Accounting Standard (AS) 21 on Consolidated Financial Statements. All material intra-group balances, intra-group transactions and resulting unrealised profits have been eliminated.

3.2	On July 11, 2011, Satyam Computer Services Belgium BVBA, a wholly owned subsidiary of the Company has sold its entire stake in its wholly owned subsidiary, S&V Management Consultants NV (S&V). For the purposes of consolidation, the financial results of S&V have been considered up to June 30, 2011 as the Management is of the view that there are no material transactions in S&V subsequent to June 30, 2011 till July 11, 2011.

4.	During the quarter ended September 30, 2011, the Company allotted 70539 Equity Shares, of Rs. 2 each, consequent to exercise of stock options by the Associates.

5.	Details of investor complaints for the quarter ended September 30, 2011:

Nature	Pending as at June 30, 2011	During the quarter		Pending as at September 30, 2011
		Received	Disposed off
Dividend related	—	11	11	—
Others	—	6	6	—
Total	—	17	17	—

6.	Status of American Depository Shares (ADSs)

Effective October 14, 2010, the Company’s American Depository Shares (ADSs) were delisted from the New York Stock Exchange (NYSE) but continued to trade on the over-the-counter (OTC) market in the United States.

Since May 2001, the Company’s equity shares underlying its American Depository Shares (ADSs) and the ADSs themselves have been registered with the SEC. The registration obligates the Company to file annual and other reports with the SEC. The Company has determined that it will not be able to become current in its SEC filing obligations and hence it expects the SEC to revoke the Company’s registration sometime in future. The revocation of registration, as and when it occurs, would prevent continued trading of the ADSs in US markets or by US persons, and in order to protect the interests of ADS holders, the Company determined to wind down the ADS program in an orderly fashion.

Accordingly, in August 2011 the Company entered into a supplemental agreement with the depository bank, Citibank, N.A., to terminate the Deposit Agreement. As a result of the termination, the ADS program is expected to be wound down by March 2012 in accordance with the supplemental Deposit Agreement. During the transition period the holders of ADSs will be able to surrender their ADSs in exchange for corresponding equity shares in the Company, subject to applicable regulatory restrictions of India, the US and jurisdictions where holders reside. After trading of ADSs has been terminated, the depository will arrange for the sale (on a commercially reasonable efforts basis) of the equity shares then held on deposit and will hold the net proceeds of such sale (after deduction of applicable fees, taxes and expenses), without liability for interest, in an unsegregated account for the pro rata benefit of holders of ADSs then outstanding.

The Company presently expects the SEC to revoke its registration under the Securities Exchange Act of 1934 after the transition period and related wind-down of the ADS facility described above is completed. This time period assumes that no third party, such as the SEC, acts to reduce this transition period.

The Company’s equity shares will continue to trade in India on the Bombay Stock Exchange and the National Stock Exchange.

7.	Financial irregularities

7.1	On January 7, 2009, in a communication (‘the letter’) addressed to the then-existing Board of Directors of the Company and copied to the Stock Exchanges and Chairman of Securities and Exchange Board of India (“SEBI”), the then Chairman of the Company, Mr. B. Ramalinga Raju (‘the erstwhile Chairman’) admitted that the Company’s Balance Sheet as at September 30, 2008 carried inflated cash and bank balances, non-existent accrued interest, understated liability and overstated debtors position. Consequently, various regulators have initiated their investigations and legal proceedings, which are ongoing.

As per the assessment of the Management, based on the forensic investigation carried out and the information available, all identified/required adjustments/disclosures arising from the financial irregularities were made in the financial statements as at March 31, 2009. The Company has not received any further information which requires adjustments to the financial results.

The Management is of the view that since matters relating to several of the financial irregularities are sub judice and various investigations/proceedings are ongoing, any further adjustments/disclosures to the financial results, if required, would be made in the financial results of the Company as and when the outcome of the above uncertainties is known and the consequential adjustments/disclosures are identified.

7.2	The Company, based on the forensic investigation, accounted Rs. 113932 Lakhs (net debit) under “Unexplained Differences Suspense Account (Net)” during FY 2008-09 due to non-availability of complete information and the same was fully provided for in that year on grounds of prudence. The Company has not received any further information which requires adjustments to the financial results.

8.	Commitments and contingencies (Updates since the previous announcement made under Clause 41)

8.1	Alleged advances

The erstwhile Chairman in his letter dated January 7, 2009, stated that the Balance Sheet as of September 30, 2008 carried an understated liability of Rs. 123040 Lakhs on account of funds arranged by him. On January 8, 2009, the Company received letters from thirty seven companies requesting confirmation by way of acknowledgement of the alleged amounts referred to as ‘alleged advances’. These letters were followed by legal notices from these companies dated August 4/5, 2009, claiming repayment of Rs. 123040 Lakhs allegedly given as temporary advances. The legal notices also claim damages/ compensation @18% per annum from date of advance till date of repayment. The Company has not acknowledged any liability to any of the thirty seven companies and has replied to the legal notices stating that the claims are legally untenable.

The Directorate of Enforcement (ED) is investigating the matter under the Prevention of Money Laundering Act, 2002 and directed the Company to furnish details with regard to the alleged advances and has further directed the Company not to return the alleged advances until further instructions from the ED.

The thirty seven companies have filed recovery claims before the City Civil Court, Secunderabad against the Company that are currently pending disposal and in five of these cases, the Company has obtained interim stay orders from the Hon’ble High Court of Andhra Pradesh.

The amount of alleged advances aggregating to Rs. 123040 Lakhs (As at September 30, 2010 - Rs. 123040 Lakhs) has been presented separately in the Balance Sheet under ‘Amounts Pending Investigation Suspense Account (Net)’. The Company is contesting the claims for recovery filed as indigent petitions/suits by these companies. Since the matter is sub judice and the investigation by various Government Agencies is in progress and having regard to all the related developments, the Management at this point of time, is not in a position to predict the ultimate outcome of the legal proceedings.

8.2	Claims from Upaid Systems Limited (Upaid)

In connection with the lawsuit filed by Upaid in the United States District Court for the Eastern District of Texas (the “Texas Action”), the Company deposited USD 70 Million (equivalent to Rs. 32739 Lakhs) during FY 2009-10 into escrow account pursuant to the Settlement Agreement.

Subsequently, the Company has obtained a favourable binding judgement from the Supreme Court of New York, USA declaring that Upaid was solely responsible for any tax liability under Indian law in respect of the settlement amount. Upaid had filed an application before the Authority for Advance Rulings (“AAR”) seeking a binding advance ruling under the Income Tax Act, 1961 (IT Act) regarding taxability of the above mentioned payment, which ruling was pronounced in October 2011. As of date, there has been no drawdown from the escrow account and the Texas Action continues to remain adjourned.

8.3	Aberdeen action (USA)

On November 13, 2009, a trustee of two trusts that are assignees of the claims of twenty investors who had invested in the Company’s ADS and common stock, filed a complaint against the Company, its former auditors and others (the “Action”) on grounds substantially similar to those contained in the Class Action Complaint (Refer Note 9). The Action, which has been brought as an individual action, alleges that the losses suffered by the twenty investors is over USD 68 Million. The Action has been transferred to the Court in the Southern District of New York for pre-trial consolidation with the Class Action Complaint.

On February 18, 2011, an amended complaint was filed in the Action (“Aberdeen Amended Complaint”). The Aberdeen Amended Complaint makes substantially the same allegations and asserted the same claims against the Company as the original complaint in the Action. In light of this amended complaint, the Court denied the then-pending motions to dismiss the original complaint in the Action as moot. On May 3, 2011, the Company and other defendants moved to dismiss the Aberdeen Amended Complaint on various grounds.

Based on the legal advice obtained by the Company, the Company is contesting the above lawsuit, the outcome of which is not determinable at this stage.

8.4	Aberdeen notice (UK)

Aberdeen Asset Management PLC (“AAM”) and up to seventeen non-US funds (together, “Aberdeen Funds”) which had invested in the Company’s common stock and ADSs have given notice of potential proceedings against the Company (the “Aberdeen Notice”) before a number of possible Courts, including the Commercial Court in London, UK and/or the Courts of Luxembourg, on grounds substantially similar to those contained in the Aberdeen Action currently pending in the United States, discussed in Note 8.3. The Aberdeen Funds are alleged to have sustained losses of around USD 283 Million. AAM has also stated that the claims of certain additional unspecified funds that are managed by AAM subsidiaries and that invested in the Company’s stock may be brought against the Company in the England. The Company has appropriately responded to the Aberdeen Notice reserving its position and seeking further information regarding the allegations made therein.

As on date, the Company is neither aware of any proceeding having been issued in any Court by the Aberdeen Funds pursuant to the Aberdeen Notice nor whether such proceedings would ultimately be filed or not. The Company would defend itself appropriately against any claims that may ultimately be filed.

8.5	Income tax matters

8.5.1	Petition before Central Board of Direct Taxes (CBDT)

The Company had filed various petitions before CBDT requesting for stay of demands for Financial Years (FY) 2002-03 to FY 2007-08 till the correct quantification of income and taxes payable is done for the respective years. The CBDT vide its order dated March 10, 2011 rejected the Company’s petition.

The Company filed a Special Leave Petition before the Hon’ble Supreme Court on April 5, 2011 which by its order dated April 15, 2011 directed the Company to file a comprehensive petition/representation before CBDT giving all requisite details/particulars in support of its case for re-quantification/re-assessment of income for FY 2002-03 to 2007-08 and to submit a Bank Guarantee (BG) for Rs. 61700 Lakhs. Pursuant to the direction by the Hon’ble Supreme Court, the Company submitted the aforesaid BG on April 21, 2011 and also filed a comprehensive petition before the CBDT on April 28, 2011.

The CBDT vide its order July 11, 2011 disposed off the Company’s petition dated April 28, 2011 directing it to make its submissions before the Assessing Officer in course of the ongoing proceedings for the FY 2002-03 to 2007-08. Further, keeping in view that the assessment / reassessment proceedings as well as other proceedings for various years were under consideration, the CBDT directed the Income Tax Department not to encash the BG furnished by the Company till December 31, 2011. Aggrieved by CBDT’s Order dated July 11, 2011, the Company has filed a Writ Petition before the Hon’ble High Court of Andhra Pradesh on August 16, 2011, which is pending disposal.

8.5.2	Appointment of Special Auditor and re-assessment proceedings (FY 2001-02 and FY 2006-07)

For the FY 2001-02 and FY 2006-07, the Assessing Officer had commissioned a special audit which has been challenged by the Company on its validity and terms vide writ petitions filed before the Hon’ble High Court of Andhra Pradesh (the “A.P. High Court”). The said petitions are pending disposal.

The Company has also filed writ petitions for the above assessment years seeking extension of time for the completion of the assessments that has been dismissed by the A. P. High Court.

In August, 2011, the Additional Commissioner of Income Tax has issued the Draft of Proposed Assessment Orders accompanied with the Draft Notice of demand amounting to Rs. 79603 Lakhs and Rs. 107573 Lakhs for FY 2001-02 and FY 2006-07 respectively, proposing variations to the total income, including variations on account of Transfer Pricing adjustments. The Company has filed its objections to the Draft of Proposed Assessment Orders of the aforesaid years on September 14, 2011 with the Hon’ble Dispute Resolution Panel, Hyderabad which is pending disposal.

8.5.3	Provision for tax

The Company is carrying a total amount of Rs. 42525 Lakhs (net of payments) [As at September 30, 2010: Rs. 42300 Lakhs (net of payments)] towards provision for taxation. Considering the effects of financial irregularities, status of disputed tax demands and the appeals / claims pending before the various authorities, the consequent significant uncertainties regarding the outcome of these matters and the significant uncertainties in determining the tax liability, the Company has been professionally advised that it is not appropriate to make adjustments to the provisions pertaining to prior years at this stage.

9.	Class action complaint

Subsequent to the letter by the erstwhile Chairman (Refer Note 7), a number of persons claiming to have purchased the Company’s securities filed class action lawsuits against the Company, its former auditors and others in various courts in the USA alleging violations of the United States federal securities laws. The lawsuits were consolidated into a single action (the “Class Action”) in the United States District Court for the Southern District of New York (the “USDC”). The Class Action Complaint seeks monetary damages to compensate the Class Members for their alleged losses arising out of their investment in the Company’s common stock and ADS during the Class Period.

On February 16, 2011, the Company entered into a Stipulation and Agreement of Settlement (the “Settlement Agreement”) with the Lead Plaintiffs representing the Class to settle the Class Action. Under the Settlement Agreement, the Company has agreed to pay to the Class as consideration, USD 125 Million, subject to the determination of the AAR, and 25% of any net recovery that the Company may in the future obtain against any of the former auditors.

In accordance with the terms of the Settlement Agreement, the Company deposited USD 125 Million (equivalent to Rs. 55570 Lakhs) into the Initial Escrow Account as of April 27, 2011.

The Settlement Agreement was granted preliminary approval by the USDC on March 21, 2011, and was granted final approval by the USDC on September 13, 2011 (the “Final Order and Judgement”). The settlement shall become effective pursuant to its terms and in exchange for the settlement consideration, the Lead Plaintiffs and the members of the Class who do not opt-out of the Class, would release, among other things, their claims against the Company.

10.	Hedge accounting

Hitherto, forward contracts in the nature of derivatives which were used to hedge the Company’s risks associated with foreign currency fluctuations relating to certain firm commitments and forecast transactions were marked to market as at the Balance Sheet date and provision for losses, if any, was dealt with in the Profit and Loss Account. Unrealised gains, if any, on such derivatives were not recognised in the Profit and Loss Account.

With effect from April 1, 2011, the Company has applied the hedge accounting principles set out in Accounting Standard 30 “Financial Instruments: Recognition and Measurement” (AS 30) in respect of such forward exchange contracts used to hedge its risks associated with foreign currency fluctuations relating to certain firm commitments and highly probable forecast transactions. Accordingly, in respect of all such contracts outstanding as on September 30, 2011, that were designated and effective as hedges of future cash flows, loss aggregating Rs. 2712 Lakhs (Net) has been recognised directly in the Hedging Reserve Account.

Consequent to the above change, loss amounting to Rs. 2494 Lakhs for the quarter ended September 30, 2011 (Rs. 2889 Lakhs for the half year ended September 30, 2011), which would have been recognised in the Profit and Loss Account had the Company followed its earlier policy of providing for the losses on such outstanding forward contracts in the nature of derivatives which were marked to market, has not been recognised in the Profit and Loss Account for the quarter and half year ended September 30, 2011.

11.	Other income includes:

(Rs. In Lakhs)

Particulars	Quarter ended September 30, 2011 Unaudited	Quarter ended June 30, 2011 Unaudited	Quarter ended September 30, 2010 Unaudited	Half Year ended September 30, 2011 Unaudited	Half Year ended September 30, 2010 Unaudited	Year ended March 31, 2011 Audited
Gain / (Loss) on Exchange Fluctuations (Net)	3372	2259	(522)	5631	1831	4691

12.	Exceptional items

The exceptional items (expenditure) are stated as under:

(Rs. In Lakhs)

Particulars	Quarter ended September 30, 2011 Unaudited	Quarter ended June 30, 2011 Unaudited	Quarter ended September 30, 2010 Unaudited	Half Year ended September 30, 2011 Unaudited	Half Year ended September 30, 2010 Unaudited	Year ended March 31, 2011 Audited
Expenses related to forensic investigation and litigation support	—	—	840	—	1,630	2004

Class action settlement consideration	—	—	—	—	—	56900

Provision for impairment losses in subsidiaries	—	—	—	—	—	5203
Total	—	—	840	—	1,630	64107

13.	Reconciliations

13.1	Financial systems

With respect to some of the key business processes, the Company uses various sub-systems, the output from which is being used for accounting in the financial package maintained by the Company. Within the financial package, there are also sub-ledgers and the general ledger (the sub-systems, the sub-ledgers and the general ledger are hereinafter collectively referred to as “the Financial Systems”).

As at September 30, 2011, differences of the past periods upto April 1, 2010 pertaining to payroll and vendors have been reconciled / adjusted and the outstanding differences primarily relate to sundry debtors, consequently Rs. 132 Lakhs (As at September 30, 2010 - Rs. 467 Lakhs) [(comprising of Rs. 4268 Lakhs of gross debits (As at September 30, 2010 - Rs. 5152 Lakhs) and Rs. 4136 lakhs of gross credits (As at September 30, 2010 - Rs. 4685 Lakhs)] are being carried forward pending reconciliation under “Unexplained Differences Suspense Account (Net)”, with the corresponding full provision for the net difference made in the earlier years. The Management is of the view that there would be no material impact on the financial results, arising out of the above reconciliations.

13.2	Unapplied receipts and provision for doubtful debts

In addition to the above reconciliation process, unapplied receipts amounting to Rs. 24305 Lakhs as at September 30, 2011 (As at September 30, 2010: Rs. 44908 Lakhs) [including Rs. 8767 Lakhs pertaining to periods prior to March 31, 2011 (As at September 30, 2010: Rs. 21356 Lakhs pertaining to periods prior to March 31, 2010)], would also require to be applied to the corresponding debtors. The unapplied receipts have been adjusted against sundry debtors to the extent of information available subsequent to the period end and provisioning for doubtful debts has been done based on Management’s assessment and judgement. The Management believes that there would be no material impact on the financial results in this regard.

14.	Qualifications in the limited review report

The qualifications made by the Auditors in their limited review report for the quarter ended September 30, 2011 are set out as under. These qualifications were also made in the Auditors’ Report for the year ended March 31, 2011 and in their limited review report for the quarter ended June 30, 2011.

14.1	Inability to comment on any adjustments/disclosures which may become necessary as a result of further findings of the ongoing investigations/proceedings by the regulatory authorities and the consequent impact, if any, on the financial results.

14.2	Inability to comment on the accounting treatment/disclosure of the unexplained amounts aggregating Rs. 113932 Lakhs accounted under “Unexplained Differences Suspense Account (Net)” which was fully provided in the financial results for the year ended March 31, 2009.

14.3	Inability to determine whether any adjustments/disclosure will be required in respect of the alleged advances amounting to Rs. 123040 Lakhs (net) and in respect of the non-accounting of any damages / compensation / interest in the financial results.

14.4	Inability to comment on the consequential impact, if any, in relation to a lawsuit (the “Aberdeen Action”, USA) filed by certain investors in United States of America, the outcome of which is not determinable at this stage.

14.5	Inability to determine the impact, if any, in respect of amounts primarily related to sundry debtors carried forward from prior years and remaining unexplained with respect to the sub-systems and sub-ledgers and the general ledger due to non-availability of all the required information and adjustment of unapplied receipts against sundry debtors done to the extent of the information available subsequent to the period end and provisioning for doubtful debts based on Management’s assessment and judgement.

14.6	Inability to comment on the adequacy or otherwise of the provision for taxation pertaining to prior years and consequential impact, if any, due to uncertainties regarding the outcome of tax disputes and tax demands pending before various authorities.

15.	Responses to Auditors’ qualifications

15.1	With regard to the Auditors’ qualification in Note 14.1 above, refer to assessment of the Management in Note 7.1.

15.2	With regard to the Auditors’ qualification in Note 14.2 above, refer to Note 7.2 which specifies the nature, amount and accounting treatment for the same.

15.3	With regard to the Auditors’ qualification in Note 14.3 above, refer Note 8.1 for details.

15.4	With regard to the Auditors’ qualification in Note 14.4 above, based on legal advice, the Company is contesting the above lawsuit, the outcome of which is not determinable at this stage. Also refer to Note 8.3.

15.5	With regard to the Auditors’ qualification in Note 14.5 above, refer Note 13 for details.

15.6	With regard to the Auditors’ qualification in Note 14.6, refer Note 8.5 for details.

16.	Segment Reporting

(Rs. In Lakhs)

Sl. No.	Particulars	Quarter ended September 30, 2011 Unaudited	Quarter ended June 30, 2011 Unaudited	Quarter ended September 30, 2010 Unaudited	Half Year ended September 30, 2011 Unaudited	Half Year ended September 30, 2010 Unaudited	Year ended March 31, 2011 Audited
1	Segment revenue
	Information technology services	154788	140735	121833	295523	244820	505118
	BPO	3633	3161	2701	6794	5213	11179
	Unallocated	—	—	—	—	—	—
	Total	158421	143896	124534	302317	250033	516297
	Less: Inter segment revenue	650	503	294	1153	993	1791
	Net Sales / Income from operations	157771	143393	124240	301164	249040	514506
2	Segment profit /(loss) before tax, interest and depreciation
	Information technology services	19744	17337	2575	37081	11647	32306
	BPO	465	122	(131)	587	(261)	40
	Total	20209	17459	2444	37668	11386	32346
	Less: (i) Interest and Financing Charges	204	453	246	657	496	970
	(ii) Other Unallocated expenditure/income	(9674)	(9822)	(2903)	(19496)	(6695)	39985
	Total Profit/ (Loss) before tax	29679	26,828	5101	56507	17585	(8,609)
3	Capital employed
	Information technology services	235153	224354	190243	235153	190243	155247
	BPO	3022	2527	3172	3022	3172	3073
	Unallocated	94194	96392	131209	94194	131209	139550
	Total Capital employed**	332369	323273	324624	332369	324624	297870

**	The above excludes adjustments for Amounts Pending Investigation Suspense Account (Net) amounting to Rs. 123040 Lakhs (Refer Note 8.1)

Notes on Segment information:

The Group evaluates operating segments based on the following two business groups:

a)	IT Services, providing a comprehensive range of services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, and infrastructure management services.

b)	BPO, providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).

17.	Previous period figures

Previous period figures have been regrouped, wherever necessary.

For and on behalf of the Board of Directors

Place: Hyderabad	Vineet Nayyar
Date: November 10, 2011	Chairman

Chartered Accountants 1-8-384 & 385, 3rd Floor, Gowra Grand, S. P. Road, Begumpet, Secunderabad-500 003. INDIA Tel: +91 (040) 4031 2600 Fax: +91(040) 4031 2714

AUDITORS’ REPORT TO

THE BOARD OF DIRECTORS OF

SATYAM COMPUTER SERVICES LIMITED

Report on the Financial Results

1.	We have reviewed the accompanying Unaudited Consolidated Financial Results of SATYAM COMPUTER SERVICES LIMITED (“the Company”) and its subsidiaries (hereinafter collectively referred to as “the Group”) for the quarter and half year ended September 30, 2011 (“the Statement”).

The Statement includes the quarterly financial results of the following subsidiaries:

a)	Satyam BPO Limited
b)	Satyam Computer Services (Shanghai) Co. Limited, China
c)	Satyam Computer Services (Nanjing) Co. Limited, China
d)	Nitor Global Solutions Limited, United Kingdom
e)	Satyam Computer Services (Egypt) S.A.E., Egypt
f)	Citisoft Plc., United Kingdom
g)	Citisoft Inc., United States of America
h)	Knowledge Dynamics Pte. Limited, Singapore
i)	Satyam Technologies Inc., United States of America
j)	Bridge Strategy Group LLC, United States of America
k)	Satyam Computer Services Belgium, BVBA, Belgium
l)	S&V Management Consultants NV, Belgium *
m)	Satyam Venture Engineering Services Private Limited
n)	C&S System Technologies Private Limited
o)	Satyam Services De Informatica LTDA, Brazil

*	considered up to June 30, 2011 (refer Note 3.2 of the Statement)

Management’s Responsibility for the Financial Results

2.	The Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

Auditors’ Responsibility

3.	Subject to the matters discussed in this report, we conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatements. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Basis for Conclusion

4.	The Statement reflects (a) the Group’s share of Revenues of 10128 Lakhs and 20775 Lakhs for the quarter and half year ended September 30, 2011, respectively (b) Group’s share of Loss after Tax of 3515 Lakhs and 3843 Lakhs for the quarter and half year ended September 30, 2011, respectively and (c) Total Assets (net) 33236 Lakhs as at September 30, 2011 relating to 13 subsidiaries whose results have been reviewed by the other auditors. Accordingly, our assurance on the Statement in so far as it relates to the amounts included in respect of these subsidiaries is based solely on the reports of such other auditors which have been furnished to us.

5.	In case of 2 subsidiaries with (a) Revenues of Nil for the quarter and half year ended September 30, 2011 (b) Profit after Tax of 9 Lakhs and 11 Lakhs for the quarter and half year ended September 30, 2011, respectively, and (c) Total Assets (net) 47 Lakhs as at September 30, 2011, the figures used for consolidation are based on results prepared by the Management and are not reviewed by the subsidiary’s auditors.

6.	In respect of the financial irregularities of prior years, relating to the Company, identified consequent to the letter of the erstwhile Chairman (Refer Note 7.1 of the Statement):

a.	Various regulators initiated their investigations and legal proceedings, which are ongoing.

b.	The forensic accountants had expressed certain reservations and limitations in their investigation process.

c.	The Management is of the view that since matters relating to several of the financial irregularities are sub judice and various investigations/proceedings are ongoing, any further adjustments/disclosures to the financial statements, if required, would be made in the financial statements of the Company as and when the outcome of the above uncertainties is known and the consequential adjustments/disclosures are identified.

In view of the above, we are unable to comment on the adjustments/disclosures which may become necessary as a result of further findings of the ongoing investigations/proceedings and the consequential impact, if any, on the Statement.

7.	The Company had, based on the forensic investigation, accounted for the differences aggregating 113932 Lakhs (net debit) as at March 31, 2009 under “Unexplained Differences Suspense Account (Net)” in the Balance Sheet due to non-availability of complete information. This net debit amount had been fully provided for on grounds of prudence in the financial statements for the year ended March 31, 2009 (Refer Note 7.2 of the Statement).

In the absence of complete / required information, we are unable to comment on the accounting treatment/disclosure of the aforesaid unexplained amounts accounted under “Unexplained Differences Suspense Account (Net)” and the consequential impact, if any, on the Statement.

8.	The alleged advances amounting to 123040 Lakhs (net) relating to prior years as claimed by various companies have been presented separately under “Amounts Pending Investigation Suspense Account (Net)” in the Balance Sheet (Refer Note 8.1 of the Statement).

The Management has represented that since the matter is sub judice and the investigations by various Government agencies are in progress, the Management, at this point of time, is not in a position to predict the ultimate outcome of the legal proceedings.

In view of the above, we are unable to determine whether any adjustments/disclosures will be required in respect of the aforesaid alleged advances and in respect of the non-accounting of any damages/compensation/interest in the Statement.

9.	A trustee of two trusts that are assignees of the claims of twenty investors who had invested in the Company’s ADS and common stock filed a lawsuit (the “Aberdeen Action”) in the Court in United States of America (USA) in the year ended March 31, 2010 which was amended during the previous year (Refer Note 8.3 of the Statement). Based on the legal advice obtained by the Company, the Company is contesting the above lawsuits.

Since the matter is sub judice, the outcome is not determinable at this stage, and hence, we are unable to comment on the consequential impact, if any, on the Statement.

10.	Attention is invited to the following matters:

a.	Certain reconciliations between the sub-systems/sub-ledgers and the general ledger could not be performed completely due to non-availability of the required information. The Company has identified certain amounts carried forward from prior years aggregating 132 Lakhs (net debit) as at September, 30, 2011 (As at September 30, 2010: 467 Lakhs (net debit)), comprising of 4268 Lakhs (gross debits) (As at September 30, 2010: 5152 Lakhs) and 4136 Lakhs (gross credits) (As at September 30, 2010: 4685 Lakhs) appearing in the general ledger, for which complete details are not available. Hence, these amounts have been accounted under “Unexplained Differences Suspense Account (Net)” in the Balance Sheet and the Management has retained the provision made in the prior years for the unexplained net debit amount of 132 Lakhs as at September 30, 2011 (As at September 30, 2010: 467 Lakhs) on grounds of prudence. Further, there are certain differences in data between inter-connected sub-systems, ultimately interfaced to the general ledger, for which complete details are not available. The aforesaid differences which primarily relate to sundry debtors as at September 30, 2011 continue to exist and the reconciliations are in progress (Refer Note 13.1 of the Statement).

b.	Adjustment of unapplied receipts against sundry debtors amounting to 24305 Lakhs as at September 30, 2011 (As at September 30, 2010: 44908 Lakhs) [including 8767 Lakhs pertaining to periods prior to March 31, 2011 (As at September 30, 2010: 21356 Lakhs pertaining to periods prior to March 31, 2010)] has been done to the extent of the information available subsequent to the period end and provisioning for doubtful debts has been done based on Management’s assessment and judgement (Refer Note 13.2 of the Statement).

In the absence of the required information, we are unable to determine the impact, if any, of the above matters on the Statement.

11.	The Company is carrying a total amount of 42525 Lakhs (net of payments) as at September 30, 2011 (As at September 30, 2010: 42300 Lakhs) towards provision for taxation. Considering the effects of financial irregularities, status of disputed tax demands, appeals / claims pending before the various authorities, the consequent significant uncertainties regarding the outcome of these matters and the significant uncertainties in determining the tax liability, the Company has been professionally advised that it is not appropriate to make adjustments to the tax provisions pertaining to prior years at this stage (Refer Note 8.5.3 of the Statement).

In view of the above, we are unable to comment on the adequacy or otherwise of the provision for taxation pertaining to prior years and the consequential impact, if any, on the Statement.

12.	We invite attention to the following matters relating to claims and contingencies which continue to exist as at September 30, 2011:

a.	A settlement amount of 32739 Lakhs (equivalent to USD 70 Million) was deposited into the escrow account payable to Upaid Systems Limited (Refer Note 8.2 of the Statement)

b.	There are various demands/disputes raised in respect of the past years by the indirect tax authorities in India ( 12192 Lakhs (including penalty and interest)) and the tax authorities in overseas jurisdictions ( 2992 Lakhs (including penalty and interest))

The provision for contingencies as at September 30, 2011, in the opinion of the Management, is adequate to cover any probable losses in respect of the above litigations and claims.

13.	We invite attention to the following regulatory non-compliances/breaches observed in the prior years:

a.	Various non-compliances with the provisions of the Companies Act, 1956 and certain non-compliances with the guidelines issued by the Securities Exchange Board of India with respect to allotment of stock options to the employees.

b.	Certain non-compliances with the provisions of the Foreign Exchange Management Act, 1999.

c.	Certain non-compliances with the provisions of the Income Tax Act, 1961.

d.	Delay in filing of tax returns in overseas jurisdictions.

The possible impact of the aforesaid non-compliances and breaches in the event the Company’s condonation requests, where filed/applicable, are not granted has not been determined or recognised in the Statement.

14.	We invite attention to Note 8.4 of the Statement relating to notice of potential proceedings against the Company (the “Aberdeen Notice”) before a number of possible Courts, including the Commercial Court in London, UK and/or the Courts of Luxembourg, on grounds substantially similar to those contained in the Aberdeen Action currently pending in the United States.

15.	In the case of one of the subsidiaries of the Company, the other auditors have drawn attention to accrual of liability towards sales commission pending final outcome of the ongoing dispute between the promoters of the subsidiary.

16.	In the case of another subsidiary of the Company, the other auditors have drawn attention to the inspection by regulatory authorities and their inability to express an opinion on the adjustments, if any, required in the Statement.

Conclusion

17.	Further to our comments in paragraphs 12 to 16, based on our review of the Statement conducted as stated in paragraph 3 above and on consideration of the reports of the other auditors of the entities referred to in paragraph 4 above, with the exception of the matters described in paragraphs 5 to 11 above, the consequential impact of which is not quantifiable, nothing has come to our attention that causes us to believe that the Statement, prepared in accordance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the stock exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

Other Reporting Requirements

18.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoters and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to undisputed investor complaints from the details furnished by the Company.

For DELOITTE HASKINS & SELLS
Chartered Accountants
(Registration No. 008072S)

/s/ K. Sai Ram
K. Sai Ram
Partner
(Membership No. 022360)

HYDERABAD, November 10, 2011